UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Laureate Education, Inc.

(Name of Issuer)

Common Stock, $0.004 par value per share

(Title of Class of Securities)

518613203

(CUSIP Number)

Jason Ment

Partner and General Counsel

StepStone Group LP

885 Third Avenue, 17th Floor

New York, NY 10022

Telephone: (212) 351-6121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518613203

1.	Names of Reporting Persons 2007 Co-Investment Portfolio L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 112,102,116*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,866,872*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,102,116*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.4%
14.	Type of Reporting Person (See Instructions) PN

*	See Item 5 for more information.

CUSIP No. 518613203

1.	Names of Reporting Persons StepStone Capital Partners II Onshore, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 112,102,116*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 946,860*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,102,116*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.4%
14.	Type of Reporting Person (See Instructions) PN

*	See Item 5 for more information.

CUSIP No. 518613203

1.	Names of Reporting Persons StepStone Capital Partners II Cayman Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 112,102,116*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,185,803*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,102,116*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.4%
14.	Type of Reporting Person (See Instructions) PN

*	See Item 5 for more information.

CUSIP No. 518613203

1.	Names of Reporting Persons StepStone Co-Investment Funds GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 112,102,116*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,999,535*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,102,116*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.4%
14.	Type of Reporting Person (See Instructions) PN; OO (Investment Manager)

*	See Item 5 for more information.

CUSIP No. 518613203

1.	Names of Reporting Persons StepStone Group LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 112,102,116*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,999,535*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,102,116*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.4%
14.	Type of Reporting Person (See Instructions) PN; IA; HC

*	See Item 5 for more information.

CUSIP No. 518613203

1.	Names of Reporting Persons StepStone Group Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 112,102,116*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,999,535*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,102,116*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.4%
14.	Type of Reporting Person (See Instructions) PN; IA; HC

*	See Item 5 for more information.

CUSIP No. 518613203

1.	Names of Reporting Persons Darren M. Friedman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 112,102,116*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,999,535*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,102,116*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.4%
14.	Type of Reporting Person (See Instructions) IN

*	See Item 5 for more information.

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the shares of Class A common stock, par value $0.004 per share (the “Class A Common Stock”), of Laureate Education, Inc., a Delaware public benefit corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the reporting persons on February 16, 2017 and subsequently amended on April 25, 2018 (as amended prior to the date hereof, the “Original Filing”, and as amended by this Amendment No. 2, the “Statement”). This Amendment No. 2 is being filed to reflect the sale by Wengen, on behalf of certain Wengen Investors, of 14,087,500 shares of the Class A Common Stock in an underwritten public offering on November 20, 2018 (the “Offering”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Filing. Capitalized terms used but not defined have the meaning given them in the Original Filing.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and supplemented as follows:

The StepStone Persons may be deemed to beneficially own an aggregate of 112,102,116 shares of Class A Common Stock, which represents, in the aggregate, approximately 51.4% of the outstanding shares of the Issuer’s Class A Common Stock, calculated pursuant to Rule 13d-3 of Exchange Act, as a result of their indirect ownership of Class B Common Stock through Wengen.

Wengen beneficially owns an aggregate of 112,102,116 shares of Class B Common Stock, which are convertible by Wengen on a one-for-one basis into shares of Class A Common Stock at the discretion of the general partner of Wengen or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

None of the shares held by Wengen and over which the StepStone Funds may be deemed to have voting and investment power were sold in the Offering. As stated in the Original Filing, the StepStone Funds may be deemed to have voting and investment power over 3,999,535 shares of Class B Common Stock owned directly by Wengen. Such shares represent 1.8% of all outstanding shares of the Issuer’s Common Stock.

The aggregate percentage of beneficial ownership in this Statement for purposes of calculations under Rule 13d-3 is based on an aggregate of 217,843,833 shares of Class A Common Stock, which includes (1) 103,904,217 shares of Class A Common Stock outstanding as of September 30, 2018, as set forth in the prospectus supplement filed by the Issuer on November 20, 2018, plus an additional 1,837,500 shares issued pursuant to an option to purchase additional shares and (2) 112,102,116 shares of Class A Common Stock that Wengen may acquire upon the conversion of the Class B Common Stock owned by Wengen.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2018

2007 CO-INVESTMENT PORTFOLIO L.P.
By its general partner, STEPSTONE CO-INVESTMENT FUNDS GP, LLC

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE CAPITAL PARTNERS II ONSHORE, L.P.
By its general partner, STEPSTONE CO-INVESTMENT FUNDS GP, LLC

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE CAPITAL PARTNERS II CAYMAN HOLDINGS, L.P.
By its general partner, STEPSTONE CO-INVESTMENT FUNDS GP, LLC

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE CO-INVESTMENT FUNDS LP, LLC

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE GROUP LP
By its general partner, STEPSTONE GROUP HOLDINGS LLC

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE GROUP HOLDINGS LLC

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel